Exhibit 12.1
BROADVIEW NETWORKS HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2006	2007	2008	2009	2010
Earnings:
Loss from before provision for income taxes	$(41,251)	$(64,763)	$(41,810)	$(12,691)	$(17,464)
Interest charges	25,463	34,390	39,514	39,197	38,379
Interest factor in operating rents (1)	2,568	3,993	3,775	3,997	3,871

Total income (loss)	(13,220)	(26,380)	1,479	30,503	24,786

Fixed charges:
Interest charges	25,463	34,390	39,514	39,197	38,379
Interest factor in operating rents (1)	2,568	3,993	3,775	3,997	3,871

Total fixed charges	28,031	38,383	43,289	43,194	42,250

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency	$(41,251)	$(64,763)	$(41,810)	$(12,691)	$(17,464)

(1)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consists of interest expense and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.